EXHIBIT 99.1

News Release dated March 14, 2018, Suncor Energy announces change to Syncrude turnaround timing and provides overall Suncor production update

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars, unless otherwise noted

Suncor Energy announces change to Syncrude turnaround timing and provides overall Suncor production update

Calgary, Alberta (March 14, 2018) – Suncor today announced that the Syncrude maintenance turnaround originally scheduled to begin in April, will be moved up by approximately one month.

On March 15, Syncrude plans to begin an eight-week turnaround, which was originally scheduled to begin in April. Advancing the turnaround will permit Syncrude to address an unrelated issue which has been constraining capacity on a line that feeds bitumen from the mine to the upgrader. Executing the turnaround and resolving the line issue at the same time will make more efficient use of resources and minimize the overall impact on production.

With the change in turnaround timing, Syncrude production for the first quarter is expected to be reduced to approximately 140,000 barrels of oil per day (bbls/d), net to Suncor. However, Syncrude’s forecasted production for the full year remains within the annual guidance range.

Oil Sands operations production has benefited from reliable operations at the Firebag and MacKay River in situ plants.  However, as discussed on the fourth quarter conference call, base plant operations dealt with a significant, weather-related outage in January, which will reduce first quarter production to approximately 400,000 bbls/d. Base plant operations returned to normal levels in February and are expected to remain at full rates until the planned Upgrader 1 turnaround in the second quarter.

Fort Hills ramp-up is progressing very well following the start-up of the first secondary extraction train on January 27, 2018.  First quarter production is expected to average approximately 25,000 bbls/d, net to Suncor.

Production from Exploration & Production (E&P) is tracking above plan thanks to reliable offshore operations and the accelerated ramp-up of production from Hebron. Total E&P production for the first quarter is estimated at approximately 120,000 barrels of oil equivalent per day (boe/d).

Suncor expects total upstream production for the first quarter to be approximately 685,000 boe/d and does not anticipate any changes to its overall 2018 production guidance.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to:  the timing and duration of the Syncrude turnaround; the expectation that advancing the turnaround will permit Syncrude to address the issue which has been constraining capacity on a line that feeds bitumen from the mine to the upgrader; the expectation that executing the turnaround and resolving the line issue at the same time will make more efficient use of resources and minimize the overall impact on production; Syncrude’s forecasted production for the full year remaining within the annual guidance range; expected first quarter production from Syncrude, Oil Sands

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com operations, Fort Hills and E&P; the expectation that base plant operations will remain at full rates until the planned Upgrader 1 turnaround in the second quarter; Suncor’s expectation for total upstream production for the first quarter; and that changes to Suncor’s overall 2018 production guidance are not anticipated. Forward-looking statements may be identified by words like “will”, “plans”, “expected”, “estimated”, “anticipate” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third- party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Report for the year ended December 31, 2017 and its Annual Information Form and Form 40-F, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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